Exhibit 99

March 26, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Re-appointment of Dr. (Mrs.) Sunita Maheshwari as an Independent Director of HDFC Bank Limited

We wish to inform you that the Board of Directors of the Bank, at its meeting held today, based on the recommendation of the Governance, Nomination & Remuneration Committee, considered and approved the re-appointment of Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) as an Independent Director of the Bank for a period of 3 (three) years with effect from March 30, 2026 to March 29, 2029 (both days inclusive), subject to approval of shareholders of the Bank.

We wish to inform you that Dr. Maheshwari is not related to any other Directors or Key Managerial Personnel of the Bank. Further, she is not debarred from holding the office of a Director, by virtue of any order passed by SEBI or any other such authority.

Kindly note that the aforesaid re-appointment shall be placed before the shareholders of the Bank for their approval shortly.

The brief profile of Dr. Maheshwari is enclosed herewith as Annexure-I.

Kindly note that the Board meeting commenced at 01:30 p.m. and concluded at 04:00 p.m.

You are requested to kindly take the above on record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure – I

Dr. (Mrs.) Sunita Maheshwari has over thirty (30) years of experience and has lived and worked in the US and India. She is a US Board certified Pediatric Cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at the Telerad Group which includes:

(a) A-Kal Televerse Private Limited (India’s first and largest teleradiology company that has provided over 8 million diagnostic reports to patients and hospitals globally),

(b) Telerad Tech Private Limited which builds AI enabled tele health software;

(c) RXDX Healthcare - a chain of multi-specialty neighbourhood phygital clinics in Bangalore and rural India; and

(d) Daignostix Services Private Limited (Formerly known as Avrio Technologies Private Limited)

Dr. (Mrs.) Maheshwari has also incubated other start-up companies in the telehealth space such as Healtheminds - a tele-counselling platform. She is active in the social arena in India where she runs 2 trust funds. ‘People4people’ has put up over 750 playgrounds in government schools and Telerad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching. Dr. (Mrs.) Maheshwari has been running India’s e-teaching programme for postgraduates in Pediatric Cardiology for over a decade. She is a mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she along with her spouse have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She was the President of the Pediatric Cardiac Society of India.

Dr. (Mrs.) Maheshwari has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honours including: Trailblazing Indian Cardiac leader at the ET Indian Cardiac Care Innovation Summit 2024, Business world’s 20 most influential women in healthcare 2022, WOW (Woman of Worth) 2019 award, Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.